UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.___)*
GP STRATEGIES CORPORATION (Name of Issuer)
Common Stock, par value $0.01 per share (Title Class of Securities)
36225V104 (CUSIP Number)
Dan Friedberg Sagard Capital Partners, L.P. 325 Greenwich Avenue Greenwich, CT 06830 203 629-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2009 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial fling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36225V104	Page 2 of 18 Pages

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED BY	8	Shared Voting Power: 2,875,843
EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 2,875,843
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,875,843
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 15.5%
14	Type of Reporting Person: PN

CUSIP No. 36225V104	Page 3 of 18 Pages

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED BY	8	Shared Voting Power: 2,875,843
EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 2,875,843
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,875,843
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 15.5%
14	Type of Reporting Person: CO

CUSIP No. 36225V104	Page 4 of 18 Pages

1	Name of Reporting Person: Sagard Capital Partners Management Corporation I.R.S. Identification No. of Above Person (Entities Only): 20-2402055
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED BY	8	Shared Voting Power: 2,875,843
EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 2,875,843
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,875,843
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 15.5%
14	Type of Reporting Person: IA;CO

Item 1.       Security and Issuer.

This Schedule 13D (this “Statement”) relates to the Common Stock, $0.01 par value per share (the “Shares”) of GP Strategies Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6095 Marshalee Drive, Suite 300, Elkridge, MD  21075.

Item 2.       Identity and Background.

(a) – (c) and (f).

The persons filing this Schedule 13D are Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corporation, a Delaware corporation (“Manager,” and together with Sagard and GP, the “Reporting Persons”).

Sagard is the direct owner of the securities of the Issuer reported herein as beneficially owned by each of the Reporting Persons. Sagard is principally engaged in the business of investing in securities. GP is the general partner of Sagard. Manager is the investment manager of Sagard.

For each of the Reporting Persons, the principal business address, which also serves as the principal office, is 325 Greenwich Avenue, Greenwich CT 06830.

As a result of direct and indirect securities holdings, Power Corporation of Canada (“PCC”) and Mr. Paul G. Desmarais may each be deemed to control the Reporting Persons. Exhibit A hereto identifies persons through whom Mr. Paul G. Desmarais may be deemed to control PCC and, in turn, Sagard. PCC, a corporation organized under the laws of Canada, is a diversified management and holding company with its principal place of business at 751 Square Victoria, Montreal (Québec), Canada H2Y 2J3. Mr. Paul G. Desmarais, a citizen of Canada, has his principal business address at 751 Square Victoria, Montreal (Québec), Canada H2Y 2J3. The filing of this Statement, including the exhibits, shall not be construed as an admission that any of the control relationships enumerated herein actually exist.

The name, citizenship, occupation and principal business address of each of the directors and executive officers of GP and Manager are listed in Exhibit B and the name, citizenship, occupation and principal business address of each of the directors and executive officers of PCC are listed in Exhibit C hereto.

(d) – (e).

During the last five years, none of the Reporting Persons, nor any of their respective directors or executive officers, nor any of the persons listed on Exhibit A, Exhibit B or Exhibit C, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the 2,875,843 Shares reported herein as beneficially owned by the Reporting Persons is $20,089,913.70 (comprised of $20,000,001 for the 2,857,143 Shares acquired in the Share Purchase (as defined below) and $89,912.70 for the remaining 18,700 Shares, which were acquired by Sagard from time to time in open market transactions).  All Shares held by Sagard were acquired with Sagard’s working capital.

Item 4.       Purpose of Transaction.

On December 30, 2009, Sagard entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer providing for the purchase (the “Share Purchase”) by Sagard, on the terms and subject to the conditions of the Purchase Agreement, of 2,857,143 newly issued Shares, for an aggregate cash purchase price of $20,000,001.  The closing of the Share Purchase occurred on December 30, 2009.

In the Purchase Agreement, the Issuer has agreed to cause one person nominated by Sagard to be elected or appointed to the board of directors of the Issuer, and to its committees.  Dan Friedberg was so appointed as of December 30, 2009.

Pursuant to the Purchase Agreement, Sagard has certain preemptive rights with respect to future issuances of securities by the Issuer, which expire under the conditions described in the Purchase Agreement.  These preemptive rights allow Sagard to maintain its pro rata ownership in the Issuer, subject to certain exceptions. Also, during a period ending no later than December 30, 2011, Sagard has a special preemptive right which consists of a right of first offer to purchase up to $5,000,000 in securities that may be issued in future issuances of securities, subject to certain exceptions.  In addition, pursuant to the Purchase Agreement, Sagard agreed to certain standstill provisions that, among other things, prohibit Sagard from acquiring beneficial ownership of more than 19.9% of the Issuer’s common stock (calculated on a fully diluted basis) for two years from the date of the Purchase Agreement (excluding, for purposes of this calculation, securities Sagard may acquire pursuant to the special preemptive rights referenced above, which are not subject to the 19.9% maximum), and from acquiring beneficial ownership of more than 23% of the Issuer’s common stock (calculated on a fully diluted basis) thereafter (as set forth in the Purchase Agreement, the “Standstill Restrictions”).

All of the descriptions set forth herein, are qualified in their entirety by reference to the complete terms of the Purchase Agreement.  A copy of the Purchase Agreement is filed herewith as Exhibit D and is incorporated herein by reference.

The Reporting Persons acquired their Shares for the purpose of acquiring a significant equity position in the Issuer.  Subject to the Standstill Restrictions, the Reporting Persons may acquire additional Shares or other securities of the Issuer or may dispose of any or all of their Shares or other securities of the Issuer from time to time depending upon an ongoing evaluation of the Shares, the Issuer, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other considerations.

Also, subject to the Standstill Restrictions, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, results, plans, prospects, ownership structure and management.  The Reporting Persons may discuss ideas that, if effected, may result in acquisitions by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, changes in the Issuer’s capitalization and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.       Interest in Securities of the Issuer.

(a)           Each Reporting Person beneficially owns 2,875,843 Shares, which represents 15.5% of the outstanding Shares, based upon the Shares outstanding on the Issuer’s Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2009, plus the shares issued in the Share Purchase.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by Power Corporation of Canada and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of Power Corporation of Canada whose ownership of securities is disaggregated from that of Power Corporation of Canada in accordance with the Release.

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote:  2,875,843

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition:  2,875,843

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)           Other than the Share Purchase, Sagard has not effected any transactions in the Shares during the last 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Purchase Agreement

See Item 4 for a description of the Purchase Agreement.  A copy of the Purchase Agreement is filed herewith as Exhibit D and is incorporated herein by reference.

Registration Rights Agreement

In connection with the Share Purchase, on December 30, 2009, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Sagard. Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a shelf registration statement with the Securities and Exchange Commission (the “SEC”) no later than September 30, 2010 for purposes of registering the resale of the Shares purchased under the Purchase Agreement, any shares of common stock issuable upon exercise of the preemptive rights under Section 4(l) of the Purchase Agreement, and any shares of common stock issued as a stock split, stock dividend, recapitalization, exchange or similar event or otherwise (with certain limitations) with respect to the foregoing.  The Issuer agreed to use its reasonable best efforts to cause this registration statement to be declared effective by the SEC no later than December 30, 2010 and to keep the registration statement continuously effective until all shares covered by the registration statement have been sold by Sagard. If the Issuer fails to meet either of these deadlines, fails to meet filing or effectiveness deadlines with respect to any additional registration statements required by the Registration Rights Agreement, or fails to keep any registration statements continuously effective (with limited exceptions), the Issuer may be obligated to pay to Sagard liquidated damages in the amount of 1% per month of the purchase price for the Shares purchased in the Share Purchase, up to a maximum of $2,400,000. The Issuer also agreed, among other things, to indemnify the selling holders under the registration statements from certain liabilities and to pay all fees and expenses (excluding underwriting discounts and selling commissions and all legal fees of the selling holders in excess of $25,000) incident to the Issuer’s obligations under the Registration Rights Agreement.  A copy of the Registration Rights Agreement is filed herewith as Exhibit E and is incorporated herein by reference.

Item 7.       Material to Be Filed as Exhibits.

Exhibit A	Persons Who may be Deemed to Control the Reporting Persons

Exhibit B	Executive Officers and Directors of Sagard Capital Partners GP, Inc. and Sagard Capital Partners Management Corporation

Exhibit C	Executive Officers and Directors of Power Corporation of Canada

Exhibit D
Securities Purchase Agreement between GP Strategies Corporation and Sagard Capital Partners, L.P., dated December 30, 2009 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by GP Strategies Corporation on December 31, 2009).

Exhibit E
Registration Rights Agreement between GP Strategies Corporation and Sagard Capital Partners, L.P., dated December 30, 2009 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by GP Strategies Corporation on December 31, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2010	SAGARD CAPITAL PARTNERS, L.P. By: Sagard Capital Partners GP, Inc., its general partner
	By:	/s/ Dan Friedberg
		Name:	Dan Friedberg
		Title:	President

SAGARD CAPITAL PARTNERS GP, INC.
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORPORATION
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg